JPMORGAN TRUST I

JPMORGAN TRUST II

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

October 29, 2015

Keith Gregory

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I

File Nos. 333-103022 , 811-21295

Post-Effective Amendment No. 396

JPMorgan Trust II

File No. 2-95973, 811-4236

Post-Effective Amendment No. 202

Dear Mr. Gregory:

This letter is in response to the comments you provided with respect to Post-Effective Amendment No. 396 for JPMorgan Trust I and Post-Effective Amendment No. 202 for JPMorgan Trust II (together JPMorgan Trust I and JPMorgan Trust II are each, a “Trust”). JPMorgan Trust I’s Post-Effective Amendment No. 396 and JPMorgan Trust II’s Post-Effective Amendment No. 202 are collectively the “Amendments.” Our responses to your comments are set forth below. We will incorporate the changes referenced below into a post-effective amendment to each Trust’s registration statement covering the funds listed on Schedule A to this letter (the “Funds”), which will become effective on November 1, 2015.

GENERAL COMMENTS

1.	Comment: Please include the appropriate Tandy representations in the written response to the comments.

Response: The appropriate Tandy representations are included in this letter.

2.	Comment: Please complete any missing or bracketed disclosure in the Amendments.

Response: Any missing or bracketed disclosure will be inserted in the final effective prospectus or Statement of Additional Information.

3.	Comment: Please update the EDGAR database to include the tickers for each new class included in the Amendments.

Response: The EDGAR database has been updated to include the tickers for each new class.

PROSPECTUS COMMENTS

Risk Return Summaries

All Funds-Fee Tables

4.	Comment: Please explain supplementally why sub-transfer agency fees have been reallocated among the classes as disclosed in the footnote to the “Remainder of Other Expenses” line in the fee table. In addition, please explain why the footnote to the “Remainder of Other Expenses” line is included in the fee table for some Funds, but is not for others.

Response: Prior to September 2014, the sub-transfer agency fees paid by the Funds were allocated across each Fund as Fund-wide expenses. Beginning in September 2014, the sub-transfer agency fees began to be allocated as class-specific expenses. As a result, to the extent applicable, the fee tables were restated to reflect the effect of the new class-specific allocation policy in response to Instruction 3(d)(ii)-(iii) of Item 3.

For some Funds, the Fund may not have paid any sub-transfer agency fees or the reallocation in the sub-transfer agency fees was not significant enough to result in a change in the amounts reflected in the “Remainder of Other Expenses” line after the reallocation. In those instances, we did not believe it appropriate to include the footnote described above.

5.	Comment: For certain Funds that include an “Acquired Fund Fees and Expenses” line in the fee table, there is an additional narrative explaining “acquired fund fees and expenses” (“AFFE”) in the disclosure above the fee table. In these instances, please move this AFFE disclosure to a footnote to the fee table.

Response: We respectfully decline to make this change. We believe this AFFE disclosure is more helpful to shareholders in the introduction to the fee table and therefore it is consistent with the “plain English” principles of Rule 421(d) under the Securities Act of 1933 and is permitted by Item 3. We note that we are aware of several other fund complexes that present this information in the introduction, rather than in a footnote, to the fee table.

6.	Comment: In the AFFE disclosure, please clarify that the Total Annual Fund Operating Expenses line in the fee table is not the same amount as “Net Expenses” in the Financial Highlights table.

Response: We have reviewed the disclosure and respectfully decline to make the requested change. We believe our current language which discloses that AFFE “are not included in the calculation of the ratio of expenses to average net assets shown in the Financial Highlights” provides appropriate disclosure. In addition, in the introduction to the Financial Highlights, we have provided the requested disclosure.

All Funds-What are the Fund’s main investment strategies?

7.	Comment: The derivatives disclosure for many of the Funds in the Prospectus is identical. Please review the guidance with respect to derivatives provided by the staff of the SEC to the Investment Company Institute (dated July 30, 2010) (the “Derivative Letter”) and SEC Guidance Update 2014-08 and tailor the derivatives strategy for each Fund or group of Funds accordingly.

Response: We have reviewed the current disclosure and believe the current disclosure specifically identifies the types of derivatives that each Fund intends to utilize as part of their principal strategy and identifies how they will be used as part of the Fund’s principal investment strategy. While the disclosure for a majority of the Funds remains the same, we have modified the disclosure for a group of similarly managed Funds, and the revised disclosure will be included in each Trust’s upcoming post-effective amendments.

8.	Comment: The Investment Process for a number of the Funds is very similar. Please consider whether it should be more tailored with each Fund’s goal. See SEC Guidance Update 2014-08.

Response: We have reviewed the current disclosure and believe the current disclosure appropriately explains the investment processes for each Fund. We would note that the reason that some of the disclosure is very similar is that certain Funds, such as the Intrepid Funds, are managed by the same team and follow the same process.

All Funds-The Fund’s Main Investment Risks

9.	Comment: Please consider including a “Management Risk” caption for the risk disclosure in the first paragraph under “The Fund’s Main Investment Risks.”

Response: We considered your suggestion and respectfully decline to modify this section. We believe having a risk heading on this introductory section is not required.

10.	Comment: Please tailor the “Derivatives Risk” section to the use of futures pursuant to the Derivative Letter and SEC Guidance Update 2014-08.

Response: We believe the current “Derivatives Risk” complies with the requirements of the Derivative Letter and SEC Guidance Update 2014-08 and describes the principal risks that the Funds are exposed to through their investments in derivatives.

11.	Comment: For Funds that include “High Portfolio Turnover Risk,” please also disclose in the Fund’s investment strategy that the Fund may have active and frequent trading.

Response: In response to Item 3, each Fund already provides prominent disclosure relating to its portfolio turnover. In addition, we believe that the Fund’s strategies are accurately described in response to Item 4. Together with the “High Portfolio Risk” included for those Funds with high portfolio turnover, we believe that shareholders receive appropriate disclosure. However, in response to Instruction 7 to Item 9(b)(1), we will add the requested disclosure about active and frequent trading in Item 9 to the extent appropriate.

12.	Comment: Consider adding as additional risks, U.S. Market Risk, Volatility Risk, Large Cap Company Risk.

Response: We have considered the addition of the proposed risks and have decided to add risk disclosure related to large cap companies.

All Funds – Performance Information

13.	Comment: Please explain supplementally why, for some classes, the performance for a newer class is linked to another class, while, for others, it is linked to more than one class.

Response: The Trusts have added new classes to various Funds at different times. Therefore, the most appropriate class to link a new class’ performance to may not have a full 10 years of performance and as a result, may have its performance linked to an older class. In those instances, we have linked to more than one class in order to provide performance that is as close as possible to what the performance of the new class would have been. We would also note that in response to Item 9, we have included more detailed disclosure regarding the way in which the performance of classes has been linked.

14.	Comment: Please explain supplementally why for some Funds the class chosen for the bar chart is different from the class used in the Annual Average Return Table to comply with Item 4(b)(iii)(A)-(C).

Response: We have included the oldest class in the prospectus in the bar chart. However, if the Class R2 shares, which are only sold to retirement plans, are the oldest shares included in the prospectus, we chose another class to include in the Annual Average Return Table because the additional information required by Item 4(b)(iii)(A)-(C) does not have to be presented for the Class R2 Shares pursuant to General Instruction C.3.(d)(III)(A).

15.	Comment: Please explain supplementally why any share class that is used for retirement plans also includes the disclosure in Item 4(b)(iii)(A)-(C) since that disclosure is not required.

Response: We do not include the disclosure required by Item 4(b)(iii)(A)-(C) for Class R2 shares, which are only offered to retirement plans. For Class R5 and Class R6 shares, other types of shareholders are eligible to purchase such classes, and as a result, the Item 4(b)(iii)(A)-(C) disclosure is applicable for those classes.

16.	Comment: Please revise, if accurate, the disclosure in the paragraph under “The Fund’s Past Performance” that says that the Lipper index “includes the expenses of the mutual funds included in the index” to say the Lipper index “includes the fees and expenses of the mutual funds included in the index.”

Response: The requested change will be made.

17.	Comment: Please identify in the bar chart which class’ performance is included.

Response: The requested change will be made by revising the heading to read “YEAR-BY-YEAR RETURNS -CLASS XX.”

JPMorgan Disciplined Equity Fund

18.	Comment: Please consider disclosing what types of equity securities are principal.

Response: The disclosure includes the following statement, which we believe addresses this comment:

In implementing this strategy, the Fund primarily invests in the common stocks of U.S. companies with market capitalizations similar to those within the universe of the S&P 500 Index.

19.	Comment: Please clarify what is meant by the “benchmark” in the second bullet point under the second paragraph in the “Investment Process” section. Does the reference mean the S&P 500 Index? Please make similar revisions for other Funds that use this disclosure.

Response: The “benchmark” reference for the JPMorgan Disciplined Equity Fund is to the S&P 500 Index, and the requested change for this and other Funds with similar disclosure will be made.

20.	Comment: If Mid Cap Company Risk is a principal risk for this Fund, please include information about mid cap companies in the main investment strategy section. If not, please move the risk disclosure to “More about the Funds” in response to Item 9. Please make similar revisions for other Funds that use this disclosure.

Response: As of June 2015, the smallest capitalization company in the S&P 500 had a market capitalization of approximately $1.5 billion, which we believe can be deemed a mid cap company. As a result, we believe that it is appropriate to include Mid Cap Company Risk and will revise the Fund’s main investment strategy to include information about its investment in mid cap companies.

JPMorgan Dynamic Growth Fund

21.	Comment: For those Funds which include growth in their name, consider including disclosure that differentiates one growth fund from another.

Response: We believe the disclosure for each Fund should be reviewed individually for appropriateness. In response to how this comment applies to this Fund, we will add disclosure for the JPMorgan Dynamic Growth Fund indicating more clearly that this Fund holds a smaller number of securities.

22.	Comment: Please consider disclosing the market capitalization range of the Russell 1000 Growth Index for the JPMorgan Dynamic Growth Fund. Please consider similar changes for other Funds whose portfolio is substantially invested in securities of an index associated with a particular market capitalization.

Response: The requested changes will be made.

23.	Comment: The Fund says that it may invest up to 20% of its assets in foreign securities. Please briefly describe the types of depositary receipts in which the Fund may invest and disclose any specific risks, if appropriate.

Response: We have reviewed the current disclosure and have added disclosure explaining what depositary receipts are, but we do not think that there is a need to revise risk disclosure with respect to depositary receipts.

24.	Comment: The Fund says that it may invest up to 20% of its assets in foreign securities. If principal, please disclose that the Fund will invest in emerging market securities and disclose any specific risks if appropriate. Please make similar revisions for other Funds that use this disclosure.

Response: The Funds included in the prospectus do not invest in emerging markets securities as a principal strategy.

25.	Comment: Please describe the effect of the Fund being non-diversified.

Response: The requested change will be made.

JPMorgan Equity Income Fund

26.	Comment: Please revise the disclosure in the first sentence under “What are the Fund’s main investment strategies?” to explain why the fund may invest in debt securities and the types of debt. In addition, if principal, please explain whether the preferred stock or real estate investment trusts (“REITs”) in which the Fund invests are high yield and include the corresponding risk.

Response: The Fund’s 80% policy allows debt securities that are convertible to common stock to be included in the calculation of the 80% policy, but the Fund does not invest principally in such convertible debt securities. In addition, the Fund does not invest principally in high yield preferred stock or high yield REIT debt. Therefore, we do not believe it necessary to make any changes to the Fund’s disclosure.

27.	Comment: Please consider whether “Strategy Risk” should be revised to “Value Strategy Risk.” If appropriate, please consider making similar changes for other Funds to be more specific about the “strategy risk.”

Response: The requested changes will be made where appropriate.

28.	Comment: If “smaller cap company risk” is a principal risk, please describe the use of small and mid cap securities in the strategy. If not, please move the risk to the Item 9 disclosure. In addition, please clarify the different risks between mid and small cap companies.

Response: The Fund’s strategy section discloses that the Fund “may invest in equity investments across all market capitalizations”; therefore, we believe it is appropriate to maintain the “smaller cap company risk” disclosure. We will modify the risk disclosure to explain that the applicable risks may be more significant for small cap securities.

JPMorgan Growth Advantage Fund

29.	Comment: If principal, please include “micro cap risk” for this Fund and any other Funds that include small or smaller cap company risk. In addition, if appropriate, please note in the Fund’s strategy section that small cap companies that experience fast growth may be micro cap companies.

Response: None of the Funds invest in micro cap companies as a principal strategy.

JPMorgan Growth and Income Fund

30.	Comment: Please clarify in the principal strategies how the Fund intends to meet its goal of earning income.

Response: The requested change will be made

31.	Comment: Please briefly describe the types of depositary receipts in which the Fund may invest.

Response: We have reviewed the current disclosure and have added disclosure explaining what depositary receipts are.

32.	Comment: If foreign investments are not principal investments for the Fund, please move the “Foreign Securities Risk” to Item 9.

Response: Because the Fund includes investments in depositary receipts in its main strategies, we believe that it is appropriate to maintain the “Foreign Securities Risk.”

JPMorgan Hedged Equity Fund

33.	Comment: Please explain the Fund’s Options Overlay Strategy in “plain English.” Please consider including information on how the systematic purchase and sale of put options combined with the sale of call options will be determined, including the width of the spread, the roll period and the number of outstanding put/spread collars.

Response: We have reviewed the disclosure on the Fund’s Options Overlay Strategy and modified it to the extent we believe appropriate.

34.	Comment: The Fund’s Options Overlay Strategy may subject the Fund to high volatility and may result in significant losses. Please review the risk factor disclosure to ensure these concerns are adequately addressed.

Response: We have reviewed the disclosure for the Fund and do not agree that the Options Overlay Strategy subjects the Fund to high volatility which may result in significant losses. Instead, we believe the Options Overlay Strategy is designed to mitigate risk and will result in lower volatility compared to a traditional long only portfolio. Accordingly, we believe the risk disclosure on this issue is appropriate.

35.	Comment: Please disclose the basis for the statement for the following statement:

Writing index call options is intended to provide income which substantially offsets the cost of the put option spread, . . .

Response: The premium that is received by the Fund from the writing of the index call option will substantially offset the cost of the put option spread. We will modify the disclosure accordingly.

36.	Comment: Please clarify why writing index call options reduces the Fund’s ability to profit from the increase in its equity portfolio.

Response: The requested change will be made.

37.	Comment: Please consider adding a paragraph in the summary specifically identifying who should invest in the Fund.

Response: While we do not believe it is appropriate to provide individualized advice about who should invest in the Fund, we would point out that we already have disclosure in the box under “The Fund’s Main Investment Risks” that points out that investment in the Fund is not “a complete investment program” and that you should consider its suitability for your investment.

38.	Comment: Please consider adding standalone risk disclosure for liquidity, volatility and put options.

Response: We have considered the addition of the proposed risks, and based on what is already contained in the disclosure, we do not believe that there is a need to include additional risk disclosure.

39.	Comment: Please consider revising or removing the first sentence of each of “Strategy Risk” and “Options Risk” because each sentence does not fully identify a risk.

Response: The requested changes will be made.

40.	Comment: Please review the “Options Risk” in light of other changes to the summary and make conforming changes where appropriate.

Response: Other than in response to comment 39, we do not believe that additional changes to the disclosure are necessary.

JPMorgan Intrepid America Fund

41.	Comment: Please address the inconsistency between the reference to fee waivers in the “Example” disclosure and the lack of a footnote to the fee table describing such fee waivers.

Response: The Fund’s final fee table will include a footnote describing the applicable fee waivers. The inclusion of this footnote will address the inconsistency in the disclosure.

JPMorgan Intrepid Mid Cap Fund

42.	Comment: Please clarify what is meant by “other equity securities” in the Fund’s 80% policy.

Response: The Fund’s 80% policy allows “other equity securities” to be included in the calculation of its 80% policy, but the Fund also discloses that the only equity securities that it invests in as a part of its primary investments are common stocks and REITs. Therefore, we do not believe additional clarification is necessary.

43.	Comment: Please explain supplementally why companies in the Russell Mid Cap Index will have securities with “prices that have been increasing and the adviser believes will continue to increase.”

Response: The reference to the Russell Mid Cap Index is primarily a reference to the size of the companies that the Fund will invest in. We will remove the sentence to make the disclosure clearer.

JPMorgan Market Expansion Enhanced Index Fund

44.	Comment: Please explain supplementally why the Fund’s name is not potentially misleading since the Fund’s name implies that it will outperform the index but the objective says that it will only “provide investment results that correspond to or incrementally exceed the total return performance” of its index.

Response: We believe that the “correspond to or incrementally exceed” portion of the Fund’s investment objective is appropriate for an enhanced index fund because of the flexibility the Fund has in choosing securities for its portfolio. While the Fund will hold at least 80% of its assets in S&P 1000 securities, it is not required to hold all of the stocks in the index and individual stocks and sectors may be under- or over-weighted compared to the index.

45.	Comment: For clarity, please consider adding a brief “plain English” explanation of the adviser’s stock ranking system.

Response: We respectively decline to include such an explanation because we believe the current description included is appropriate.

JPMorgan Mid Cap Equity Fund

46.	Comment: Since the Fund invests in securities of both growth and value companies, please include an “investment strategy risk” covering the risks of both growth and value companies.

Response: The requested change will be made.

JPMorgan Mid Cap Growth Fund

47.	Comment: Please ensure that the Fund’s year-to-date total return is updated to 9/30/15, and that similar information for each Fund in the prospectus will be updated.

Response: The requested changes will be made.

JPMorgan Small Cap Equity Fund

48.	Comment: Please include micro cap risk if it is a principal risk for this Fund. Please consider similar changes for other small cap Funds if appropriate.

Response: We do not believe micro cap risk is a principal risk for any of our small cap funds.

JPMorgan U.S. Equity Fund

49.	Comment: The Fund’s investment objective is to seek “high total return” and total return includes the concept of seeking income. Please disclose how the Fund intends to meet the goal of producing income.

Response: The requested change will be made.

JPMorgan U.S. Large Cap Core Plus Fund

50.	Comment: If accurate, please rename the “Dividend Expenses on Short Sales” in the fee table to “Dividend and Interest Expenses on Short Sales” if appropriate.

Response: The Fund does not have interest expenses on short sales so the requested change is not necessary.

51.	Comment: Please consider clarifying why this Fund should be considered a “core” fund.

Response: We consider this a “core” fund because it has neither a growth nor value focus. We have reviewed the Fund’s disclosure and believe it is appropriate.

52.	Comment: If accurate, please clarify that this is a long/short strategy, including a more “plain English” description of the strategy.

Response: We have reviewed the description of the Fund’s strategy. The disclosure included in the summary already explains that the Fund holds securities long and short. We also continue to believe that the disclosure explains the Fund’s strategy in “plain English.” Therefore, we respectfully decline to make any changes.

53.	Comment: If accurate, please briefly describe how the Fund takes short positions on derivatives.

Response: The requested change will be made.

JPMorgan U.S. Research Equity Plus Fund

This Fund is being liquidated prior to the effectiveness of the Amendments. Therefore, as we discussed, we do not need to respond to comments on the Fund.

More About the Funds

54.	Comment: Please revise the Item 9 disclosure relating to the strategy for each Fund because the current disclosure is substantially similar or identical to what is provided for Item 4 and Item 4 is supposed to be a summary of Item 9. Please review the Funds’ Item 4 and Item 9 prospectus disclosure in light of IM Guidance Update No. 2014-08 published in June 2014 outlining the SEC’s goal of clear and concise, user-friendly disclosure

Response: The Funds have reviewed the disclosure and believe it is appropriate as drafted. The summary section for each Fund contains information responsive to Item 4 of Form N-1A, i.e., it summarizes how each Fund intends to achieve its respective investment objective by identifying each Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally), and it summarizes the principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is subject and the risks of particular types of investments. While there is language overlap between the summary section and the More About the Portfolios section, the Funds believe that the summary section contains in a clear and concise manner “the key information that is important to an investment decision” and that the “More About the Funds” section includes additional detail as necessary.

55.	Comment: In the 1st paragraph under “Additional Information About the Funds’ Investment Strategies,” there are types of equity securities that are not in the main strategies. Please clarify why these securities are included in certain Funds’ 80% policies.

Response: The requested changes will be made.

56.	Comment: Please delete the last paragraph under the section on “U.S. Small Company Fund” since it is duplicative of the next paragraph.

Response: The requested change will be made.

57.	Comment: Please clarify whether “emerging market risk” is a principal risk for any of the Funds.

Response: The requested change will be made.

58.	Comment: Please include disclosure under “Temporary Defensive and Cash Positions” about the fact that temporary defensive positions may be inconsistent with the Fund’s main investment strategies.

Response: The requested change will be made.

59.	Comment: Please address the inconsistency that certain Funds have expense caps disclosed in response to Item 9 that are not reflected in the fee table.

Response: Each of the Funds is subject to an expense cap, but some of them currently have Total Annual Fund Operating Expenses that are below their cap and therefore, there is no footnote to the fee table reflecting the cap. In those instances, the expense cap is disclosed in “More About the Funds” so that shareholders will know that the Fund’s expenses are subject to caps.

60.	Comment: Please revise the fee tables and the examples if the voluntary waivers are included because only contractual waivers may be reflected in each of these places.

Response: The voluntary waivers are not reflected in the fee tables or the examples. Therefore, no changes are required.

61.	Comment: Please confirm whether the performance information reflects the impact of the voluntary waivers.

Response: The performance information reflects the impact of the voluntary waivers.

The Fund’s Management and Administration

62.	Comment: In the chart showing the amount of the investment advisory fees paid during the last fiscal year, please provide information prior to fee waivers, instead of net of waivers.

Response: Item 10(a)(1)(ii)(A) states that “if the Fund has operated for a full fiscal year, state the aggregate fee paid to the adviser for the most recent fiscal year as a percentage of average net assets.” We believe that that the statement requiring disclosure of the “aggregate fee paid to the adviser” requires that the information be presented net of waivers.

How to Do Business with the Funds

63.	Comment: Please include a definition of what is “good order” in “What will my shares be worth?”

Response: The requested change will be made.

Risk and Reward Elements for the Funds

64.	Comment: If appropriate, disclose the names of any other non-diversified funds in the fourth bullet point in the first column under “Market conditions affecting equity securities.”

Response: There are no other non-diversified funds in the prospectus.

65.	Comment: In the “Derivatives” section, please supplementally explain whether earmarking has the same definition as segregating assets in the seventh bullet point under “Potential Risks.” If not, please revise the disclosure.

Response: While the processes of segregating assets or earmarking assets are not identical, each is permitted by the SEC and/or SEC staff guidance. As noted in the SEC’s Derivatives Concept Release, the staff has taken the position that a Fund may either segregate assets with a segregated account at its custodian or may designate such assets on its books (“earmarking”). See Use of Derivatives by Investment Companies under the Investment Company Act of 1940 (Release No. IC-29776), at 25-26 (“With respect to the manner in which segregation may be effected, the Commission staff took the position that a fund could segregate assets by designating such assets on its books, rather than establishing a segregated account at its custodian.”) citing Dear Chief Financial Officer Letter from Lawrence A. Friend, Chief Accountant, Division of Investment Management (Nov. 7, 1997), available at http://www.sec.gov/divisions/investment/imseniorsecurities/imcfo120797.pdf. In the context of the bullet point, we believe they have the same impact.

Additional Fee and Expense Information

66.	Comment: For clarity, please provide the specific purposes for which investors are being provided the additional fee and expense information.

Response: The disclosure includes the following explanation in introduction to the additional information:

In connection with the 2004 final settlement between Banc One Investment Advisors Corporation (BOIA), subsequently known as JPMorgan Investment Advisors Inc. (JPMIA), with the New York Attorney General arising out of market timing of certain mutual funds advised by BOIA, BOIA agreed, among other things, to disclose hypothetical information regarding investment and expense information to Fund shareholders. The hypothetical examples are provided for JPMT II Funds or those Funds that have acquired the assets and liabilities of a JPMT II Fund or a series of One Group Mutual Funds.

We believe this current disclosure is appropriate.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

67.	Comment: In footnote 1 to the “Share Classes” table, disclose the reason that the Class B shares were converted automatically to Class A shares in June 2015. In addition, disclose whether any other classes are subject to an automatic conversion right.

Response: Class B shares were always subject to an automatic conversion right to be converted to Class A shares after 8 years, but earlier this year, it was determined that the conversion schedule would be accelerated and all of the remaining Class B shares (which had not been sold since 2009) would be converted to Class A shares in June 2015. We will revise the footnote as requested.

No other classes of shares are subject to an automatic conversion right.

68.	Comment: Please revise the disclosure with respect to each Fund’s 15% illiquidity limitation to indicate that the limitation applies at the time of acquisition and continues thereafter.

Response: We have reviewed the disclosure and believe it is consistent with current SEC and SEC staff guidance. In particular, each Fund’s illiquidity limitation as set forth in the “Non-Fundamental Investment Policies” provides that the Fund will not acquire securities if such purchase results in the Fund holding more than 15% of the market value of the Fund’s net assets in illiquid investments. In addition, the SAI Part I states “[i]f the value of a Fund’s holdings of illiquid securities at any time exceeds the percentage limitation applicable at the time of acquisition due to subsequent fluctuations in value or other reasons, a Fund’s Adviser will consider what actions, if any, are appropriate to maintain adequate liquidity.” Therefore, we believe that the disclosure is consistent with current SEC and SEC staff guidance and, therefore, no change will be made in response to this comment.

69.	Comment: Please consider including disclosure indicating that each Fund will consider any concentration of the underlying investment companies when determining compliance with its own concentration policy.

Response: The Funds believe that the current policy on concentration, as disclosed in the Statement of Additional Information, complies with applicable legal requirements, including applicable SEC staff guidance. The policy sets meaningful, objective limits on the freedom of a Fund to concentrate its assets in any particular industry. The Funds are not aware of a requirement to “look through” underlying investment companies in which a Fund invests for purposes of administering its concentration policy. It is not clear how, even if one wanted to assign industry classifications to investment companies based on their underlying holdings, one would accomplish that with any reasonable degree of confidence. Each Fund, like any other shareholder of an investment company in which it invests, is not in a position to obtain current information about the portfolio holdings of that investment company. To the extent that a Fund determines its investment in an underlying investment company exposes the Fund to a material risk, whether to a particular industry, group of industries, or something else, the Fund would take steps to ensure that it has appropriate risk disclosure relating to that investment.

70.	Comment: Please confirm supplementally that all the trustees are independent and consider whether to disclose that fact in the introductory disclosure.

Response: We confirm that all of the trustees are independent. In addition, we will disclose that fact in the introductory disclosure.

71.	Comment: On page 82 of the Part II of the SAI, please consider disclosing that JPMorgan Chase & Co. is a publicly traded holding company.

Response: The requested change will be made.

72.	Comment: On page 84 of the Part II of the SAI, please replace “JPMIA Advisory Agreement” with “JPMIM Advisory Agreement” if accurate.

Response: The disclosure will be revised to clarify that the investment advisory referred to as the “JPMIA Advisory Agreement” is actually the investment advisory agreement for the Funds which are series of JPMorgan Trust II

73.	Comment: In the “Overview of Service Provider Agreements” section, please indicate, if not already indicated, whether the administrator, the distributor, the custodian, the transfer agent or the shareholder servicing agent is an affiliate of the Funds’ adviser or the distributor.

Response: To the extent accurate and not already indicated, the requested information will be included.

In connection with your review of the Amendments to the Registration Statement filed by the Trusts, the undersigned hereby acknowledges on behalf of the Trusts that: (1) the Trusts are responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), if any, or changes to disclosure in response to Staff comments, if any, in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings made; and (3) the Trusts may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1370.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary

Schedule A

JPMorgan Disciplined Equity Fund

JPMorgan Dynamic Growth Fund

JPMorgan Equity Income Fund

JPMorgan Growth Advantage Fund

JPMorgan Growth and Income Fund

JPMorgan Hedged Equity Fund

JPMorgan Intrepid America Fund

JPMorgan Intrepid Growth Fund

JPMorgan Intrepid Mid Cap Fund

JPMorgan Intrepid Value Fund

JPMorgan Large Cap Growth Fund

JPMorgan Large Cap Value Fund

JPMorgan Market Expansion Enhanced Index Fund

JPMorgan Mid Cap Equity Fund

JPMorgan Mid Cap Growth Fund

JPMorgan Mid Cap Value Fund

JPMorgan Small Cap Equity Fund

JPMorgan Small Cap Growth Fund

JPMorgan Small Cap Value Fund

JPMorgan U.S. Equity Fund

JPMorgan U.S. Large Cap Core Plus Fund

JPMorgan U.S. Research Equity Plus Fund

JPMorgan U.S. Small Company Fund